EX-4.6
       ADDENDUM TO CONVERTIBLE DEBENTURE AND WARRANT TO
                     PURCHASE COMMON STOCK

ADDENDUM TO CONVERTIBLE DEBENTURE, WARRANT TO PURCHASE COMMON STOCK AND SECURITIES PURCHASE AGREEMENT

This Addendum to Convertible Debenture, Warrant to Purchase Common Stock and Securities Purchase Agreement ("Addendum") is entered into as of the 7th day of February 2006 by and between World Am, Inc., a Nevada corporation ("World Am"), and Golden Gate Investors, Inc., a California corporation ("GGI").

WHEREAS, GGI and World Am are parties to that certain 6 _ %
Convertible Debenture dated as of January 23, 2006 ("Debenture"); and

WHEREAS, GGI and World Am are parties to that certain Warrant to Purchase Common Stock dated as of January 23, 2006 ("Warrant"); and

WHEREAS, GGI and World Am are parties to that certain Securities
Purchase Agreement dated as of January 23, 2006; and

WHEREAS, the parties desire to amend the Debenture, Warrant and Securities Purchase Agreement in certain respects.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, World Am and GGI agree as follows:

1. All terms used herein and not otherwise defined herein shall have the definitions set forth in the Debenture, the Warrant or the Securities Purchase Agreement.

2. The Debenture Principal Amount shall be $100,000. The Purchase Price for the Debenture shall be $100,000. Simultaneously with the execution of this Addendum, GGI shall pay the Purchase Price by wire transfer of immediately available funds to World Am. The second sentence of section 3.1(a) of the Debenture is amended to read as follows: "The number of shares into which this Debenture may be converted is equal to the dollar amount of the Debenture being converted multiplied by 110, minus the product of the Conversion Price multiplied by 100 times the dollar amount of the Debenture being converted, and the entire foregoing result shall be divided by the Conversion Price."

3. The Exercise Price of the Warrant shall be $1.09. The Warrant shall be exercised in an amount equal to 100 times the amount of the Debenture being converted.

4. GGI will advance up to $50,000 for the payment of legal fees for the filing of the Registration Statement for the Conversion Shares and the Warrant Shares. The amount actually advanced by GGI shall represent a prepayment towards the exercise of Warrant Shares under the Warrant, the timing of which shall be at GGI's sole discretion.

5.  Upon notification and verification that the Registration
    Statement has been filed with the SEC by February 14, 2006, GGI shall wire World Am $100,000, which shall represent a prepayment towards the exercise of Warrant Shares under the Warrant, the timing of which shall be at GGI's sole discretion.

6. Once the Registration Statement is declared effective by the SEC and World Am is able to issue registered Common Stock to GGI, GGI will immediately submit a $250 Debenture conversion and related $27,250 Warrant exercise. Within two business days of GGI's receipt of the Common Stock from such Debenture conversion and Warrant exercise, GGI shall wire the sum of $222,750 to World Am, which shall represent a prepayment towards the exercise of Warrant Shares under the Warrant, the timing of which shall be at GGI's sole discretion.

7. Except as specifically amended herein, all other terms and conditions of the Debenture, Warrant and Securities Purchase
    Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, World Am and GGI have caused this Addendum to be signed by its duly authorized officers on the date first set forth above.

World Am, Inc.                         Golden Gate Investors, Inc.


By: /s/  Robert A. Hovee               By: /s/  Travis W. Huff
Robert A. Hovee                        Travis W. Huff
Title: Chief Executive Officer         Title: Portfolio Manager